May 26, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Attention: Larry Spirgel, Assistant Director

Re:	DeVry Inc.
Form 10-K for the fiscal year ended June 30, 2008
Filed August 27, 2008
File No. 001-13988

Dear Mr. Spirgel:

We are in receipt of your comment letter dated May 5, 2009 to DeVry Inc. (“DeVry”) which was in response to our letter dated April 20, 2009.  On behalf of DeVry, we have addressed your latest letter by reproducing each comment below in bold text and providing DeVry’s response immediately following.

Form 10-K for the Fiscal Year ended June 30, 2008

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 12

How the Compensation Committee Determined Executive Compensation, page 13

1.
We note your responses to Comments 4 and 5.  You state that you used peer group data from the compensation surveys to obtain a general understanding of current compensation practices but not to base, justify, or provide a framework for compensation decisions.  We understand that you did not target any specific percentile or range in setting compensation for your NEOs.  However, your disclosure regarding the use of the compensation surveys indicates that you went beyond obtaining a general understanding of current compensation practices.  For instance, in the second sentence of the second full paragraph on page 15 and on the top of page 18, you state that the Compensation Committee used Sibson Consulting’s peer group information to set CEO compensation.  Also, in the fourth

May 26, 2009

full paragraph on page 17, you used peer group salaries to make sure that your salaries and total compensation were competitive with the market.  You further state, in the second paragraph on page 18, that an evaluation of your NEOs’ salary “relied extensively” on peer group data.  Please advise how your use of compensation surveys and peer group data did not provide a basis, justification, or framework for compensation decisions.

DeVry’s Response

While it appears our choice of words was not clear, it is a fact that we did not use the peer group information to “base, justify or provide a framework for a compensation decision.”

In setting compensation levels, the Compensation Committee considered a number of factors in determining CEO compensation.  These factors are enumerated in several areas of the Compensation Discussion & Analysis; such as, the second paragraph under “Annual Base Salary” on page 17, the second paragraph under “MIP payouts for Fiscal Year 2008” on page 19, and the section on individual performance goals for the CEO on page 16.  The Compensation Discussion & Analysis, taken as a whole, explains that the Compensation Committee evaluated the CEO’s performance based upon a variety of performance indicators and data.  These performance indicators included actual results versus the goals previously set for the CEO for fiscal year 2007; the Compensation Committee’s interaction with the CEO and observation of his performance throughout fiscal year 2007; the CEO’s historically consistent executive performance; his success in building a high quality executive team; and his potential for increased future performance and development of the Organization.  The Compensation Committee exercised its discretion in determining the CEO compensation, taking all of these factors into account.  The Compensation Committee also considered survey data to provide a broad perspective on the marketplace and market trends given DeVry’s stated objective of paying total compensation that is competitive with other marketplace alternatives.  The data did not objectively support the compensation level the Committee had in mind for the CEO and thus it was not used to base, justify or provide a framework for the compensation decision.  In the end, the data was one of many pieces of information included in a subjective process.

With respect to setting compensation of the other named executive officers, as we stated in our Compensation Discussion & Analysis, generally, the CEO made his assessments for adjustment of the other NEOs’ fiscal year 2008 salaries, based upon six factors, each of which are listed following the first full paragraph of page 18.  Only one of those relates to market data – “norms

May 26, 2009

for annual salary increases in the marketplace” – and it is consistent with using the data to acquire a broad understanding of DeVry compensation practices relative to the marketplace.  Upon further reflection, consideration of your comments, and our dialogue, we agree that the language in our 2008 Proxy was not sufficiently precise in describing the process set forth above and DeVry will more clearly describe the process in future proxy filings.

Also, as we stated in our previous letter, we will revise our disclosure in the future to avoid the use of the term “benchmark.”   If we use the data in a manner that does constitute “benchmarking,” we will explain how we use the data to ensure that our compensation is competitive.  We will also disclose the composition of the peer groups used for that purpose.  If we target and set an element of compensation at a percentile or range of percentiles in a peer group, for example, we will disclose the percentile or range of percentiles and the companies making up the peer group.

2.
We note your response to Comment 6.  Please specifically address how disclosure of past performance targets could easily allow inferences to current-year performance targets.  Further, please address how disclosure of prior year’s organization-wide revenue and earnings per share goals would reveal growth trends and operating margins.

DeVry’s Response

Upon further consideration, we confirm that we will disclose the prior year’s Organization-wide performance targets in future filings.  These targets are currently DeVry’s revenue and earnings per share goals for the fiscal year.  However, as we indicated in our previous letter, we continue to believe that Instruction 4 to Item 402(b) of Regulation S-K permits us to omit disclosure of the business unit goals.  We do not publicly disclose revenue and operating income targets for business units and, for the reasons set forth in our prior letter, believe such disclosure would give our competitors a significant competitive advantage, harmful to DeVry.

__________________________________

As requested by the Commission Staff’s letter, DeVry hereby acknowledges that:

1)                 DeVry is responsible for the adequacy and accuracy of the disclosures in the filings;

2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

May 26, 2009

3)                 DeVry may not assert Staff comments as a defense in any proceeding initiated by theCommission or any person under the federal securities laws of the United States.

Please contact Gregory S. Davis, Vice President, General Counsel and Corporate Secretary, at (630) 574-1901 or Rick Gunst at (630) 574-1973 should you have any questions regarding our responses or any related matters.

Sincerely,

DeVry Inc.

By:           /s/ Daniel Hamburger

Title:        President and Chief Executive Officer

By:           /s/ Richard M. Gunst

Title:         Senior Vice President, Chief Financial Officer and Treasurer